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                                                                    EXHIBIT 20.2

                 CISCO SYSTEMS TO ACQUIRE PRECEPT SOFTWARE INC.


EXPANDS OFFERINGS FOR INTEGRATION OF VOICE, DATA AND VIDEO SOLUTIONS

        SAN JOSE, Calif.--March 11, 1998--Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held Precept Software, Inc. of Palo Alto, California. Precept is a leading multimedia networking software company.

        Based upon Cisco's March 11 closing price of $62.63 the stock exchanged would have a value of approximately $84 million. Under the terms of the acquisition, between 1.15 and 1.35 million shares of Cisco common stock will be exchanged for all outstanding shares and options of Precept Software. The transaction will be accounted for as a pooling of interests. Cisco has held a minority equity interest in Precept since April 1996. The acquisition has been approved by the board of directors of each company and is expected to be completed by April subject to various closing conditions.

CISCO INCREASES LEADERSHIP IN MULTIMEDIA NETWORKING

        The acquisition complements Cisco's strategy of developing networking solutions that integrate voice, data and video traffic. Precept's IP/TV product is a client/server application that sends live or pre-recorded digital video and audio to a large number of users over any IP-based local- or wide-area network.

        Precept's technology will be incorporated into Cisco offerings for both the enterprise and service provider markets. Cisco will continue to sell Precept's IP/TV product, delivering video solutions to enterprise networks for use in such applications as training and distance learning. Additionally, Cisco will build on Precept's IP/TV technology to enable service providers to create a network infrastructure that will support integrated voice, video and data solutions and help enable deployment of network multimedia applications.

        This acquisition will enable Cisco to integrate multicast, quality of service, streaming video and network management technologies to create a network platform for delivering high-quality video over IP. Precept's technology will complement Cisco's work with the Networked Multimedia Connection, a joint program announced in 1997 with Intel Corporation and Microsoft.

        Precept was founded in 1995. The 50 employees will become part of Cisco's IOSO technology group and sales organization. Precept's products will be distributed through Cisco's sales force. Simultaneously today, Cisco also announced the appointment of Precept's president and CEO, Judith Estrin, to senior vice president and chief technology officer.

ABOUT CISCO SYSTEMS

        Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

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        Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.


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        This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the SEC, specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, acquisition strategy, manufacturing risks, risks associated with the Internet infrastructure, volatility of stock price, financial risk management and future growth subject to risks.